Longview Acquisition Corp. II

767 Fifth Avenue, 44th Floor

New York, NY 10153

October 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Longview Acquisition Corp. II
Request for Withdrawal of Registration Statement on Form S-4
(File No. 333-258620)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Longview Acquisition Corp. II (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-258620), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Christopher J. Capuzzi of Ropes & Gray LLP at (212) 596-9575.

Very truly yours,

LONGVIEW ACQUISITION CORP. II

By:	/s/ Mark Horowitz
	Name:	Mark Horowitz
	Title:	Chief Financial Officer

cc:	Ropes & Gray LLP
Christopher J. Capuzzi